March 21, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-9681

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 1, 2000, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

            None.

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

            90,546 shares.

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

            None.

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

            Please see Exhibit 1.

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

            Please see Exhibit 2.

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

            None.

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

            NiSource issued $30,220,000 of guarantees during the quarter ended 12-31-01.

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

            None.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

            None.

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

            None.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

            Please see the attached balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel and Northern Indiana Fuel and Light.

                                          Very truly yours,


                                          NiSource Inc.


                                          By:      /s/ Jeffrey W. Grossman
                                              ---------------------------------
                                                     Jeffrey W. Grossman
                                                Vice President and Controller
                                                (Principal Accounting Officer
                                                and Duly Authorized Officer)

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4


                           AMOUNT ISSUED DURING       AMOUNT OUTSTANDING        TYPE OF DEBT
COMPANY                   FOURTH QUARTER OF 2001       DECEMBER 31, 2001         OR SECURITY                      TERMS
------------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.                         -           1,004,300,000       Short-term Debt       Commercial paper borrowing
                                                                                                     with a weighted average
                                                                                                     interest rate of 3.14%
NiSource Finance Corp.                         -             850,000,000       Short-term Debt       Credit facility advances with
                                                                                                     a weighted average interest
                                                                                                     rate of 2.58%
NiSource Finance Corp.                         -           5,780,000,000       Long-term Debt        Various maturity dates and
                                                                                                     weighted average interest rates
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5


                                                                         INTER-COMPANY DEBT
                                                                           OUTSTANDING AT        WEIGHTED AVERAGE
LENDING COMPANY                        BORROWING SUBSIDIARY               DECEMBER 31, 2001       INTEREST RATE
-----------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.       Northern Indiana Public Service Company         336,308,000               2.90%
NiSource Finance Corp.       Kokomo Gas & Fuel Company                         1,015,000               2.90%
NiSource Finance Corp.       Northern Indiana Fuel and Light                   4,014,000               2.90%
NiSource Finance Corp.       Bay State Gas Company                           140,250,000               2.90%
-----------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December, (in thousands)                                             2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                   $ 16,078,939
   Accumulated depreciation and amortization                         (7,616,475)
--------------------------------------------------------------------------------
   Net Utility Plant                                                  8,462,464
--------------------------------------------------------------------------------
   Gas and oil producing properties, full cost method
      United States cost center                                       1,011,461
      Canadian cost center                                               22,361
   Accumulated depletion                                                (74,598)
--------------------------------------------------------------------------------
   Net gas and oil producing properties                                 959,224
--------------------------------------------------------------------------------
   Other property, at cost, less accumulated depreciation               132,975
--------------------------------------------------------------------------------
Net Property, Plant and Equipment                                     9,554,663
--------------------------------------------------------------------------------
INVESTMENTS:
   Net assets of discontinued operations                                375,015
   Unconsolidated affiliates                                            123,953
   Assets held for sale                                                  15,395
   Other investments                                                     47,782
--------------------------------------------------------------------------------
         Total Investments                                              562,145
--------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                                            127,881
   Accounts receivable - less reserve                                   937,749
   Other receivables                                                     10,139
   Gas inventory                                                        377,666
   Underrecovered gas and fuel costs                                    129,388
   Material and supplies, at average cost                                73,295
   Electric production fuel, at average cost                             29,153
   Price risk management asset                                          299,218
   Exchange gas receivable                                              186,761
   Prepayments and other                                                395,431
--------------------------------------------------------------------------------
         Total Current Assets                                         2,566,681
--------------------------------------------------------------------------------
OTHER ASSETS:
   Price risk asset long term                                            19,095
   Regulatory assets                                                    521,736
   Intangible assets                                                  3,737,936
   Deferred charges and other                                           411,872
--------------------------------------------------------------------------------
         Total Other Assets                                           4,690,639
--------------------------------------------------------------------------------
TOTAL ASSETS                                                       $ 17,374,128
================================================================================

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                           2001
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock Equity                                                $ 3,469,440
  Preferred Stocks -
    Subsidiary Companies
      Series without mandatory redemption provisions                      83,631
      Series with mandatory redemption provisions                          4,969
  Company - obligated mandatorily redeemable preferred securities
    of subsidiary trust holding solely Company debentures                345,000
  Long-term debt, excluding amounts due within one year                5,780,762
--------------------------------------------------------------------------------
Total Capitalization                                                   9,683,802
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt                                      441,256
  Short-term borrowings                                                1,854,282
  Accounts payable                                                       646,603
  Dividends declared on common and preferred stocks                        1,748
  Customer deposits                                                       36,289
  Taxes accrued                                                          274,741
  Interest accrued                                                        79,583
  Overrecovered gas and fuel costs                                        49,317
  Price risk management liabilities                                      242,355
  Exchange gas payable                                                   287,221
  Current deferred revenue                                                89,020
  Other accruals                                                         726,218
--------------------------------------------------------------------------------
    Total current liabilities                                          4,728,633
--------------------------------------------------------------------------------
OTHER:
  Price risk management liabilities                                       11,351
  Deferred income taxes                                                1,726,292
  Deferred investment tax credits                                        105,246
  Deferred credits                                                       352,468
  Non-current deferred revenue                                           435,440
  Accrued liability for post retirement benefits                         277,661
  Other non-current liabilities                                           53,235
--------------------------------------------------------------------------------
    Total other                                                        2,961,693
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                 $17,374,128
================================================================================

                                                                      EXHIBIT #4

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
  Utility plant                                                     $ 6,218,991
  Accumulated depreciation and amortization                          (3,357,201)
--------------------------------------------------------------------------------
  Net Utility Plant                                                   2,861,790
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            8,144
--------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash and cash equivalents                                              15,945
  Accounts receivable - less reserve                                    116,433
  Gas cost adjustment clause                                             28,217
  Material and supplies, at average cost                                 44,674
  Electric production fuel, at average cost                              29,152
  Natural gas in storage, at last in, first-out cost                    104,706
  Prepayments and other                                                  40,339
--------------------------------------------------------------------------------
Total Current Assets                                                    379,466
--------------------------------------------------------------------------------
OTHER ASSETS:
  Regulatory assets                                                     165,519
  Deferred charges and other                                            194,288
--------------------------------------------------------------------------------
Total Other Assets                                                      359,807
--------------------------------------------------------------------------------
TOTAL ASSETS                                                        $ 3,609,207
================================================================================

                                                                      EXHIBIT #4

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                             2001
----------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                             $1,036,314
Preferred Stocks -
   Series without mandatory redemption provisions                           81,114
   Series with mandatory redemption provisions                               4,969
Long-term debt, excluding amount due within one year                       843,064
----------------------------------------------------------------------------------
Total Capitalization                                                     1,965,461
----------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Current redeemable preferred stock subject to mandatory redemption       43,000
   Current portion of long-term debt                                        59,000
   Short term borrowings                                                   335,415
   Accounts payable                                                        145,836
   Dividends declared on common and preferred stock                          1,748
   Customer deposits                                                        31,830
   Taxes accrued                                                           195,395
   Interest accrued                                                          7,825
   Fuel adjustment clause                                                    3,665
   Accrued employment costs                                                 34,075
   Price risk management liabilities                                         5,609
   Other accruals                                                           24,655
----------------------------------------------------------------------------------
      Total current liabilities                                            888,053
----------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                   464,656
   Deferred investment tax credits                                          71,392
   Deferred credits                                                         48,963
   Accrued liability for post retirement benefits                          160,768
   Other noncurrent liabilities                                              9,914
----------------------------------------------------------------------------------
      Total other                                                          755,693
----------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                    $3,609,207
==================================================================================

                                                                      EXHIBIT #5

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                    $ 1,132,875
   Accumulated depreciation and amortization                           (256,832)
--------------------------------------------------------------------------------
   Net Utility Plant                                                    876,043
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                          111,334
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                              1,412
   Accounts receivable - less reserve                                   101,620
   Gas cost adjustment clause                                            28,039
   Material and supplies, at average cost                                 4,299
   Natural gas in storage - weighted average                             22,458
   Prepayments and other                                                  3,809
--------------------------------------------------------------------------------
      Total Current Assets                                              161,637
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                      7,741
   Intangible assets                                                      2,030
   Deferred charges and other                                            33,130
--------------------------------------------------------------------------------
      Total Other Assets                                                 42,901
--------------------------------------------------------------------------------
TOTAL ASSETS                                                        $ 1,191,915
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                      $   534,381
   Long-term debt excluding amt due within one year                      95,500
--------------------------------------------------------------------------------
      Total Capitalization                                              629,881
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short term borrowings                                                193,585
   Accounts payable                                                      43,705
   Customer deposits                                                      3,002
   Taxes accrued                                                          4,821
   Interest accrued                                                       3,069
   Refunds due customers within one year                                  5,414
   Other accruals                                                        51,975
--------------------------------------------------------------------------------
      Total current liabilities                                         305,571
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                244,910
   Deferred investment tax credits                                        2,987
   Other noncurrent liabilities                                           8,566
--------------------------------------------------------------------------------
      Total other                                                       256,463
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                $ 1,191,915
================================================================================

                                                                      EXHIBIT #6

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                      $ 252,240
   Accumulated depreciation and amortization                            (48,681)
--------------------------------------------------------------------------------
   Net Utility Plant                                                    203,559
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            2,488
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                                 58
   Accounts receivable - less reserve                                    37,733
   Gas cost adjustment clause                                            10,788
   Material and supplies, at average cost                                   818
   Natural gas in storage, weighted average                              18,336
   Prepayments and other                                                  3,132
--------------------------------------------------------------------------------
      Total Current Assets                                               70,865
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                      8,674
   Intangible assets                                                      1,071
   Deferred charges and other                                             2,943
--------------------------------------------------------------------------------
      Total Other Assets                                                 12,688
--------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 289,600
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                        $ 111,095
   Long-term debt excluding amt due within one year                      18,833
--------------------------------------------------------------------------------
      Total Capitalization                                              129,928
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short term borrowings                                                 60,833
   Accounts payable                                                      20,975
   Customer deposits                                                        793
   Taxes accrued                                                          3,031
   Interest accrued                                                       1,157
   Price risk management liabilities                                        777
   Refunds due customers within one year                                    936
   Other accruals                                                        18,066
--------------------------------------------------------------------------------
      Total current liabilities                                         106,568
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                 49,753
   Deferred investment tax credits                                          288
   Other non-current liabilities                                          3,063
--------------------------------------------------------------------------------
      Total other                                                        53,104
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $ 289,600
================================================================================

                                                                      EXHIBIT #7

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                      $  78,309
   Accumulated depreciation and amortization                            (36,732)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     41,577
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                5
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                              1,508
   Accounts receivable - less reserve                                     3,852
   Gas cost adjustment clause                                             2,298
   Material and supplies, at average cost                                   403
   Natural gas in storage - weighted average                                773
   Prepayments and other                                                     32
--------------------------------------------------------------------------------
      Total Current Assets                                                8,866
--------------------------------------------------------------------------------
OTHER ASSETS:
   Deferred charges and other                                                68
--------------------------------------------------------------------------------
      Total Other Assets                                                     68
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $  50,516
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                        $  34,418
--------------------------------------------------------------------------------
      Total Capitalization                                               34,418
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Short term borrowings                                                  1,015
   Accounts payable                                                       5,657
   Customer deposits                                                        493
   Interest accrued                                                         130
   Other accruals                                                         1,161
--------------------------------------------------------------------------------
      Total current liabilities                                           8,456
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                  4,158
   Deferred investment tax credits                                          501
   Post retirement benefits accrued                                         386
   Regulatory income tax liability                                        1,477
   Other non-current liabilities                                          1,120
--------------------------------------------------------------------------------
      Total other                                                         7,642
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $  50,516
================================================================================

                                                                      EXHIBIT #8

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of December 31, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
   Utility plant                                                      $  71,541
   Accumulated depreciation and amortization                            (25,041)
--------------------------------------------------------------------------------
   Net Utility Plant                                                     46,500
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              738
--------------------------------------------------------------------------------

CURRENT ASSETS:
   Cash and cash equivalents                                                617
   Accounts receivable - less reserve                                     7,833
   Gas adjustment clause                                                  5,169
   Material and supplies, at average cost                                   409
   Natural gas in storage - weighted average                              5,587
   Prepayments and other                                                     82
--------------------------------------------------------------------------------
      Total Current Assets                                               19,697
--------------------------------------------------------------------------------
OTHER ASSETS:
   Regulatory assets                                                        132
   Deferred charges and other                                               335
--------------------------------------------------------------------------------
      Total Other Assets                                                    467
--------------------------------------------------------------------------------
TOTAL ASSETS                                                          $  67,402
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common shareholder's equity                                        $  45,390
--------------------------------------------------------------------------------
      Total Capitalization                                               45,390
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
   Notes payable to associated companies                                  4,000
   Accounts payable                                                       4,440
   Customer deposits                                                        157
   Taxes accrued                                                            945
   Other accruals                                                         1,584
--------------------------------------------------------------------------------
      Total current liabilities                                          11,126
--------------------------------------------------------------------------------
OTHER:
   Deferred income taxes                                                  4,537
   Deferred investment tax credits                                          302
   Deferred credits                                                       3,959
   Regulatory income tax liability                                        2,088
--------------------------------------------------------------------------------
      Total other                                                        10,886
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $  67,402
================================================================================